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                              June 21, 2024

       Joshua Cryer
       Chief Executive Officer
       Reticulate Micro, Inc.
       3255 Bayside Lakes Blvd., Ste. 106
       Palm Bay, FL 32909

                                                        Re: Reticulate Micro,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed May 24, 2024
                                                            File No. 024-12440

       Dear Joshua Cryer:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. We note that you have a dual class capital structure whereby Class B common stock have
                                                        100 votes per share and
that Makena Investment Advisors, LLC and Basestones, Inc.
                                                        control approximately
95.1% of the voting power. Please revise your cover page to
                                                        discuss the dual class
nature of your capital structure and quantify the voting control that
                                                        Makena Investment
Advisors, LLC and Basestones will have following the offering.
       Risk Factors, page 16

   2. Please add risk factor disclosure addressing the lack of a market for your units, Class A common stock, and
warrants, and revise throughout your offering circular as appropriate to clarify, if true,
that your securities will be illiquid.
 Joshua Cryer
FirstName  LastNameJoshua Cryer
Reticulate Micro, Inc.
Comapany
June       NameReticulate Micro, Inc.
     21, 2024
June 21,
Page 2 2024 Page 2
FirstName LastName
Dilution, page 29

3. As this is a best-efforts offering with no minimum investment required, please revise the dilution and use of proceeds information to include a sensitivity analysis reflecting varying amounts of possible sales (e.g., 25%, 50%, 75%), to supplement the current 100%
         presentation.
Management, page 54

4. Please revise to disclose the term of office for each member of management. Please also indicate any officers and/or significant employees that are working part-time, if applicable. Refer to Form 1-A Item 10(a)(1)-(2).
Where You Can Find More Information
Reporting Requirements under Tier II of Regulation A for a Company not Registered under the
Exchange Act, page 86

5. You indicate that your annual filings on Form 1-K will be due by the end of July each year and your semi-annual filings on Form 1-SA will be due by the end of December each year. Considering your fiscal year end is December 31, please tell us what consideration you gave to the guidance in General Instruction A(2) to Form 1-K and Form 1-SA.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Matthew Derby at 202-551-3334 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology